Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com

Deborah B. Eades Shareholder +1 (312) 609 7661 deades@vedderprice.com

August 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Eileen Smiley
Mr. Brian Szilagyi

Re:	Nuveen Select Tax-Free Income Portfolio (the “Registrant”) Registration Statement on Form N-14 File No. 333-288619

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided via email by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 21, 2025 and August 22, 2025 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on August 20, 2025 (the “Registration Statement”) relating to the issuance of shares in connection with the proposed combination of Nuveen California Select Tax-Free Income Portfolio (“California Select”) and Nuveen New York Select Tax-Free Income Portfolio (“New York Select” and together with California Select, the “Target Funds” and each, a “Target Fund”) into the Registrant (the “Reorganizations”). The Registrant and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement.

Accounting Comments

1.	Comment: Please confirm that the definitive Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b) that is provided to shareholders of the Funds will include a disclosure indicating which Fund will be the accounting survivor.

Response: The Registrant confirms that the definitive Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b) will include a disclosure that the Registrant will be the accounting survivor of each Reorganization.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore

August 22, 2025

2.	Comment: Please confirm that the definitive Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b) that is provided to shareholders of the Funds will contain updated hyperlinks to link to the amended Annual Reports of the Registrant and California Select.

Response: The Registrant confirms that the definitive Joint Proxy Statement/Prospectus filed pursuant to Rule 424(b) will include updated hyperlinks.

3.	Comment: Please confirm that the definitive Statement of Additional Information filed pursuant to Rule 424(b) that is provided to shareholders of the Funds will include a hyperlink to the Funds’ financial statements for the fiscal year ended February 29, 2024 for the Target Funds and March 31, 2024 for the Registrant.

Response: The Registrant confirms that the definitive Statement of Additional Information filed pursuant to Rule 424(b) will include the requested hyperlinks.

If you have any questions regarding this correspondence, please contact the undersigned at (312) 609-7661 or Adam S. Goldman at (312) 609-7731.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc: Adam S. Goldman, Associate, Vedder Price P.C.